UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15(d)-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 000-50596
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Linktone Ltd.
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39 MacTaggart Road
Singapore 368084
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑ Form 20-F              ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐             No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release Regarding Application to List Shares on The Australian Securities Exchange, dated August 20, 2013

99.2	Information Memorandum for an Application for Admission to the Official List of ASX Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linktone Ltd.

Date: August 21, 2013	By:	/s/ PECK JOO TAN
	Name:	Peck Joo Tan
	Title:	Chief Financial Officer